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                                                               EXHIBIT (a)(1)(L)

CENDANT CORPORATION COMPLETES TENDER OFFER FOR CHEAP TICKETS

New York, NY, 10-08-2001 -- Cendant Corporation (NYSE: CD) announced today the successful completion of its cash tender offer, at $16.50 per share, for all outstanding shares of common stock of Cheap Tickets, Inc. (Nasdaq: CTIX). The tender offer expired at 12 a.m. EDT on Friday, October 5, 2001.

Cendant has been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of the expiration of the tender offer more than 90 percent of Cheap Tickets' issued and outstanding shares, had been tendered and not withdrawn. All validly tendered shares have been accepted for purchase and payment in accordance with the terms of the offer.

Cendant intends to complete the acquisition of Cheap Tickets through a merger on or about October 9, 2001 in which all shares of common stock not validly tendered and purchased in the tender offer will be converted into the right to receive $16.50 per share in cash, without interest. The net purchase price is approximately $280 million.

Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 60,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.

More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

Cheap Tickets is a leading seller of discount leisure travel products, with the majority of sales derived from non-published and published airline tickets both online and off-line.

Media Contact: Elliot Bloom 212-413-1832

Investor Contacts: Denise Gillen 212-413-1833

Sam Levenson: 212-413-1834